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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)*


                                 ACR Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  #00087B 10 1
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                                 (CUSIP Number)


  Mr. Thomas W. Courtney, Backbone Rd., Sewickley, PA  15143     (412) 741-0754
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 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 26, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D

CUSIP NO.



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Thomas W. Courtney   S.S. No.  ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
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                               7     SOLE VOTING POWER

          NUMBER OF                         909,900  shares of common stock.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                            0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                         909,900 shares of common stock.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                            0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             909,900 shares of common stock.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.77%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!








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ITEM 1. SECURITY AND ISSUER

        Title and Class of Equity Securities: Common Stock $.01 Par Value of ACR Group, Inc.

        Names and addresses of principal executive offices of ACR Group, Inc.:

                               ACR Group, Inc.
                               3200 Wilcrest, Suite 440
                               Houston, Texas  77042



ITEM 2. IDENTITY AND BACKGROUND

        (a)  Name:               Thomas W. Courtney

        (b)  Residence Address:  P. O. Box 8186
                                 Naples, Florida  33941

        (c) Present principal occupation or employment, and name, principal business and address of organization of employment:

                   Retired
                   Thomas Courtney
                   833 Wyndemere Way
                   Naples, Florida  34105
                   (941) 435-3559

        (d)  Convicted in a criminal proceeding during the last five years:

                   No

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         (e)   Party to a civil proceeding within the last five years
               resulting in a judgement or final order related to securities laws:

                     No

         (f)   Citizenship:

                     U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable to transaction reported in Section 5(c).


ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number and percentage of Common Stock beneficially owned by reporting person:

                               909,900;       8.7% of class

              Aggregate number and percentage of Common Stock beneficially owned by persons who, together with the reporting person, comprise a group:

                               Not applicable.

         (b)  Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:  909,900

              (ii)   shared power to vote or to direct the vote:  None

              (iii)  sole power to dispose or to direct disposition of:
                     909,900

              (iv)   shared power to dispose or to direct disposition of:  None





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         (c)  Transactions in Common Stock effected during last 60 days or since most recent filing on Schedule 13D:

                       Reporting person sold 400,000 shares at $2.75 per share on March 26, 1997 to certain entities in a private transaction.

         (d) Any other person known to have right to receive or power to direct receipt of dividends from, or proceeds from sale of, the Common Stock:

                       Not appliciable

         (e) Date on which reporting person ceased to be beneficial owner of more than five percent of the Common Stock:

                       March 26, 1997


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              None


ITEM 7.  EXHIBITS

              Not applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 17, 1997                                 /s/ THOMAS W. COURTNEY
                                               ----------------------------
                                               Thomas W. Courtney